

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 10, 2009

Mr. Dorlyn Evancic
Chief Financial Officer
Gemco Minerals, Inc.
#203 – 20189 56th Avenue
Langley, British Columbia, Canada V3A 3Y6

> **Re: Gemco Minerals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 27, 2008**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2008**
> **Filed January 12, 2009**
> **File No. 000-51523**

Dear Mr. Evancic:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

General

1.   We understand from your disclosure in Note 8 on page F-13 that you restated your financial statements for the year ended May 31, 2007 to derecognize a liability. As such, please clearly label your prior year Balance Sheet, Statement

of Operations and Statement of Cash Flow "as restated." Additionally, please
provide all relevant disclosures required by paragraph 26 of SFAS 154.

We also note that as a result of your restatement you were subject to the reporting
obligations under Item 4.02 of Form 8-K. To comply with your reporting
obligations, please file this Form 8-K without further delay.

Consolidated Statements of Cash Flow, page F-4

2.   We note that while you report zero revenues for 2007 and 2008, and only $61,770
        for the cumulative period, you present positive cash flows from operations of
        $247,419 in 2008, and $731,695 since inception, an illogical result. Please
        address the following points.

        •   We note that you identify multiple non-cash items in your reconciliation of
                net loss to cash used in operating activities which appear to be misplaced.
                These line items include: Shares issued for the settlement of debt, Shares
                issued for investment, Shares issued to acquire EKG Minerals, Inc. If these
                items have not had an impact on your loss from operations, as suggested by
                your labeling, they would not belong in your reconciliation of net loss to cash
                used in operating activities.

        •   We also see that you appear to include the $275,000 non-cash mortgage
                transaction described in Note 3 as cash used by investing activities. If this
                transaction was non-cash as you disclose, it should not appear in your
                Statements of Cash Flows.

        Please submit the revisions that you propose to your Statements of Cash Flows
        which you believe would resolve these matters and be necessary to comply with
        SFAS 95.

        Please also submit the revisions that you believe would necessary to correct your
        discussion under Liquidity and Capital Resources at pages 19 and 20, to address
        the effects of your actual cash flows for the periods presented.

Statement of Stockholders' Equity, page F-5

3.   We note that you present a separate line item entitled "Adjusted for notes
        payable" in your Statement of Stockholders' Equity for the $365,753 error
        correction described in Note 8, pertaining to the derecognition of notes payable.
        If this is correct, the write down should not be reported separately, but should

instead be included in your net loss for the year, consistent with the corresponding amounts reported in your restated Statement of Operations at page F-3.

4.   We see that you report non-controlling interest as a component of stockholders' deficit in your Balance Sheet, resulting in an inconsistency with the corresponding amounts reported in your Statement of Stockholders' Deficiency. Prior to following the guidance in SFAS 160, which you are required to adopt as of June 1, 2009, you should be reporting non controlling interests outside of stockholders' deficit in your Balance Sheet, below current liabilities.

Note 3 – Investments, page F-12

5.   We understand that you issued 750,000 common shares in exchange for a mortgage on real property at a "deemed value" of $0.37 per share. Please tell us how you determined that the $0.37 per share figure represented the fair value of your common shares, and resulted in the fair value being assigned to the mortgage, if that is your view.

Additionally, if your mortgage has generated $14,502 of interest through May 31, 2008, as you disclose, we would ordinarily expect you to recognize interest income and a related receivable for this amount. If you believe that this has been impaired, you may need to record a loss contingency to comply with the guidance in SFAS 5.

Note 7 – Notes Payable – Related Parties, page F-13

6.   At Note 7(a) and (b), you disclose the activity related to your notes payable to related parties. Based on this disclosure, it is unclear how you arrive at the ending balances of your notes payable as of May 31, 2008. Please submit a roll forward schedule that details the activity of these notes from their original issuance to their recorded balance as of May 31, 2008.

Note 8 – Notes Payable, page F-13

7.   We note that you identified an accounting error related to $365,753 of notes payable that should have been written down in the fiscal year ended May 31, 2007. You state that the notes were "expunged" and further describe these liabilities as "old and invalid" at page 17. As the error has resulted in a restatement of your financial statements, please expand your footnote disclosure to fully describe the nature of the error as required by paragraph 26 of FAS 154. Please include details sufficient to understand how de-recognition of the notes is consistent with the guidance in paragraph 16 of FAS140.

Note 9(c) – Common Stock, page F-14

8.   We note your disclosure explaining that you issued 300,000 shares pursuant to an assignment agreement with Canamex in January 2007, which are held in trust, only to be released to Canamex if the underlying claim associated with the assignment agreement is determined to be viable. Further, you indicate that these shares are currently assigned a value of $1, in the aggregate, and explain that if the shares are released, you will record the value of the shares at their market price at the time of release.

        Tell us how postponing the measurement date, as you suggest, complies with Issue 1 of EITF 96-18. In addition, tell us how have treated these shares in your calculation of EPS and explain how your treatment complies with paragraph 10 of SFAS 128.

Note 9(e) – Common Stock, page F-14

9.   We note your disclosure explaining that you paid a finder's fee related to a mortgage, consisting of 150,000 shares that you issued to Solterra Aggregate Ltd. in February 2008. Please tell us where this issuance appears on your Statement of Stockholders' Equity.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 36

10.   You indicate that there have been no changes in accountants. However, we note that you filed a Form 8-K on July 10, 2007, disclosing that you changed accountants. As the change occurred within the two most recent fiscal years, please comply with Item 304 of Regulation S-B.

Controls and Procedures

11.   We note that you disclose that your disclosure controls and procedures were effective as of the end of the period covered by your report. However, you do not disclose any conclusions regarding the effectiveness of your internal control over financial reporting as of May 31, 2008. This additional disclosure is required by Item 308T of Regulation S-B. Given the omission of this disclosure, it appears evident that your disclosure controls and procedures were not effective. If you believe otherwise, we ask that you contact us by telephone to discuss your position in advance of your reply. Otherwise, please amend your filing to provide the required disclosures about internal control over financial reporting, and to clarify that your disclosure controls and procedures were not effective.

12.   Please disclose changes in your internal control over financial reporting that occurred during the last fiscal quarter, rather than the entire year, to comply with Item 308T(b) of Regulation S-B.

Form 10-Q for the Fiscal Quarter Ended August 31, 2008

Legal Proceedings, page 9

13.   We note your disclosure indicating that the litigation matters related to Akal Forest Products Ltd. arose in April 2008, prior to your filing of your Form 10-KSB for the year ended May 31, 2008. Please tell us why these matters were not disclosed in your annual report and explain how these matters were considered in your determination of any potential impairment related to the mortgage asset as of May 31, 2008.

Controls and Procedures, page 9

14.   Please disclose any change in internal control over financial reporting that occurred during the last fiscal quarter, rather than subsequent to your evaluation, to comply with Item 308T(b) of Regulation S-K.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Location and Access, page 10

15.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mount Burns, page 11

16.   We note you reference to grab samples, sample ranges, and parts per billion in this section of your filing. When reporting the results of sampling and chemical analyses, please adhere to the following guidance regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Mexican Operation, Other Mining Properties, page 18

17.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief